GUARANTEED MINIMUM INCOME BENEFIT RIDER
                         (6% Accumulation Benefit Base)

This rider is made part of the annuity contract to which it is attached. This rider is subject to all of the provisions in the annuity contract that do not conflict with the provisions of this rider.

Guaranteed Minimum Income Benefit

If you selected this Guaranteed Minimum Income Benefit Rider option, it will be indicated under Contract Data.

If the rider has been in force for at least seven years, the rider guarantees a minimum amount of a fixed annuity lifetime income during the annuity payout period, the option of a variable annuity payout, with a guaranteed minimum initial payment or a combination of the two options.

Fixed annuity payouts under this rider will occur at the guaranteed annuity purchase based on the "1983 Individual Annuitant Mortality Table A" with 100% Projection Scale G to the year of settlement and at 2.5% interest rate. First year payments from the variable annuity payout option will be determined using the same factors as the fixed annuity payout option. Subsequent payments after the first year are based on the initial payment and will be higher or lower than the initial payment if the investment performance of the subaccounts selected is greater or less than an annual return of 5%.

The Guaranteed Income Benefit Base establishes a floor, which when higher than the contract value, can result in a higher annuity payout level. The Guaranteed Income Benefit Base, less any applicable premium tax, is the value that will be used to determine minimum annuity payouts, if the rider is exercised.

Guaranteed Income Benefit Base

If the rider is effective on the contract date, the Guaranteed Income Benefit Base is the greater of the following:

1.   the contract value; or
2. the total payments made to the contract minus adjustments for partial withdrawals; or
3.   the variable account 6% floor.

We reserve the right to exclude subsequent payments and purchase payment credits paid in the last five years before exercise of the benefit, in the calculation of the Guaranteed Income Benefit Base.

If we exclude such payments and credits, the Guaranteed Minimum Income Benefit Base would be calculated as the greatest of:

(a) contract value less "market value adjusted prior 5 years of payments and purchase payment credits"

(b) total payments and purchase payment credits less prior 5 years of payments and purchase payment credits, less adjusted partial withdrawals

(c) the Variable Account 6% Floor, less the 6% adjusted prior 5 years of payments and purchase payment credits

"Market value adjusted prior 5 years of payments and purchase payment credits" are calculated as the sum of each such payment or credit, multiplied by the ratio of the current contract value over the estimated contract value on the anniversary prior to such payment or credit. The estimated contract value at such anniversary is calculated by assuming that payments, credits and partial withdrawals occurring in a contract year take place at the beginning of the year for that anniversary and every year after that to the current contract year.

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"6%  adjusted  prior 5 years of  payments  and  purchase  payment  credits"  are calculated as the sum of each payment or payment credit accumulated at 6% for the number of full contract years they have been in the contract.

Any amounts payable or applied by us as described in the sections below will be based on the contract values as of the valuation date on or next following the settlement date.

If the rider is effective on a contract anniversary date, the Guaranteed Income Benefit Base is calculated using the contract value on that anniversary as the initial premium. All purchase payments, withdrawals and transfers made prior to that anniversary date are ignored.

Adjustment for Partial Withdrawals

Adjustments for partial withdrawals are calculated for each partial withdrawal as the product of (a) times (b) where:

(a) is the ratio of the amount of the partial withdrawal (including any withdrawal charges) to the contract value on the date of (but prior to) the partial withdrawal.

(b) is the benefit calculated from (1) and (2) above, on the date of (but prior to) the partial withdrawal.

The Variable Account 6% Floor

The Variable Account 6% Floor is equal to the sum of the value in the fixed account plus the variable account floor.

On your first contract anniversary, the variable account floor is established by accumulating your initial purchase payment to the subaccounts at 6%. On any day that you allocate additional amounts to or withdraw or transfer amounts from the subaccounts, we adjust the floor by adding the additional amounts and subtracting the adjusted withdrawals or adjusted transfers. On each contract anniversary prior to the earlier of your or the annuitant's 81st birthday, we increase the variable account floor by accumulating the prior contract anniversary's floor at 6%.

On the contract  anniversary  following  the earlier of your or the  annuitant's
81st birthday, the Variable Account Floor is the floor on that anniversary increased by additional purchase payments and credits allocated to the subaccounts since that anniversary and reduced by adjusted withdrawals or adjusted transfers since that anniversary.

We calculate the adjusted withdrawals or adjusted transfers as the result of (a) times (b) where:

(a) is the ratio of the amount of withdrawal (including any withdrawal charges) or transfers from the subaccounts to the total in the subaccounts on the date of (but prior to) the withdrawal or transfers; and

(b) is the variable account floor on the date of (but prior to) the withdrawal or transfer.

Conditions On Election Of The Rider

The following conditions apply to the election of the rider:

    o  The annuitant must be age 75 or younger on the rider effective date.
    o  You must elect one of the death benefit options shown in the Contract
       Data.

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Fund Selection To Continue The Rider

You may allocate your purchase payments to any of the subaccounts or fixed accounts offered in the contract. However, we reserve the right to limit the amount in specified subaccounts as indicated under Contract Data. If we do so, we will send you written notice and ask that you reallocate your contract value so that the limitation is satisfied within 60 days. If, after 60 days, the limitation is not satisfied by your contract, the rider will be terminated.

Exercising The Rider

The following conditions apply to the exercising of the rider:

         o You may only exercise this rider within 30 days after any contract anniversary following the expiration of the seven year waiting period from the effective date of the rider, and

         o The annuitant on the retirement date must be between 50 to 80 years old, and

         o You can only take an annuity payout in one of the following annuity payout plans:
               o Plan A -- Life  Annuity-No  Refund
               o Plan B -- Life  Annuity  with Ten  Years  Certain
               o Plan D -- Joint and Last Survivor Life Annuity-No Refund

Charges for the Rider

The charge for this rider is deducted once a year from your contract value on your contract anniversary. We pro-rate this charge among the subaccounts and fixed accounts in the same proportion your interest in each account bears to your total contract value. This charge is shown under Contract Data and is multiplied against the greater of the contract value in the subaccounts or result of (a)+(b)-(c), where

         (a) is the Guaranteed Income Benefit Base;
         (b) is any adjusted transfers from the subaccounts to the fixed accounts made in the last six months; and
         (c) is the total  contract value in the fixed accounts.

The result of (b) minus (c) will not be greater than zero.

The adjusted contract value is calculated as the contract value plus the lesser of zero or (a) - (b), where:

         (a) is the transfers from the subaccounts to the fixed accounts made in the last six months; and
         (b) is the total  contract value in the fixed accounts.

If the contract is terminated for any reason or when annuity payouts begin, we will deduct the fee at that time, adjusted for the number of calendar days coverage was in place during the contract year.

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Terminating The Rider

The following conditions apply to the termination of the rider:
         o     You may  terminate  the  rider  within  30 days  following  the first anniversary, after the effective date of the rider.
         o     You may terminate the rider any time after the 7th  anniversary of the effective date of the  rider.
         o The rider will terminate on the date you make a full withdrawal from the contract, or annuity payouts begin, or on the date that a death benefit is payable.
         o The rider will terminate on the contract anniversary after the annuitant's 86th birthday.

This Rider is effective as of the contract date of this contract unless a different date is shown here.

American Enterprise Life Insurance Company


Secretary